Exhibit 4.3
DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary description of the common stock, par value $.01 per share (“common stock”), of Universal Electronics Inc., a Delaware corporation (the “Company”), is based on the provisions of the General Corporation Law of the State of Delaware (“DGCL”) and the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”). This description is only a summary and does not purport to be complete; therefore, it is subject to and is qualified in its entirety by reference to the terms of the Company’s Certificate of Incorporation and By-laws, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of the DGCL.
The Company’s certificate of incorporation authorizes it to issue 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $.01 per share (“preferred stock”).
Common Stock
The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
The Company’s certificate of incorporation authorizes the Board, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series and provides that, subject to the DGCL or any resolutions adopted by the Board fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of preferred stock, the entire voting power of the shares of the Company for the election of directors and for all other purposes (including all other rights pertaining to shares of the Company) shall be vested exclusively in the common stock. The issuance of preferred stock could:

•	adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•	decrease the market price of the common stock; or

•	delay, deter or prevent a change in control of the Company.

Anti-Takeover Effects of Delaware Law and the Company’s Certificate of Incorporation and Bylaws
Delaware Law
The Company has elected to opt out of the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation’s voting stock.
Certificate of Incorporation and By-law Provisions
Certain provisions of the Company’s Certificate of Incorporation and By-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of the common stock.

Classified Board. The Company’s Certificate of Incorporation provides that the Board will be divided into two classes of directors. Class I directors are elected for a one-year term and consist of persons who are also employees of the Company and/

or any subsidiary of the Company. Class II directors consist of persons who are not also employees of the Company and/or any subsidiary of the Company. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. The Company’s Certificate of Incorporation and By-laws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board.
Under the DGCL, unless otherwise provided in a corporation’s Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The Company’s Certificate of Incorporation does not provide otherwise.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Company’s Certificate of Incorporation provides that no stockholder shall have any cumulative voting rights. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
Business Combination Voting Requirement. The Company’s Certificate of Incorporation provides that (a) any merger, consolidation or share exchange of the Company or any subsidiary involving an Interested Stockholder (as defined below) or any corporation which is, or after such merger, consolidation or share exchange would be, an Affiliate (as defined below) or an Associate (as defined below) of an Interested Stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder of Company assets having a fair market value of 10% or more of the Company’s consolidated net worth, (c) the issuance or transfer by the Company or any subsidiary of the Company of securities of the Company or any subsidiary of the Company having a fair market value of 5% or more of the Company’s outstanding stock to any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, (d) the adoption of a plan or proposal for the liquidation or dissolution of the Company proposed by, or in which anything other than cash will be received by, an Interested Stockholder or any Affiliate or Associate of any Interested Stockholder or (e) any reclassification of securities, or recapitalization of the Company, or any merger, consolidation or share exchange of the Company with any of its subsidiaries that increases the proportionate share of outstanding equity or convertible securities of the Company or any subsidiary of the Company owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder shall require (i) the affirmative vote of 66-2/3% of the combined voting power of the Company’s voting stock, and (ii) the affirmative vote of a majority of the Company’s disinterested stockholders.
The Company’s Certificate of Incorporation provides that an “Interested Shareholder” includes any person, other than the Company or any subsidiary of the Company, who (a) is a beneficial owner, directly or indirectly, of voting stock conveying 10% or more of the voting power of the then outstanding voting stock of the Company, (b) is an Affiliate or Associate of the Company and the beneficial owner of voting stock conveying 10% or more of the voting power of the Company within a two-year period immediately prior to the date in question or (c) is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession did not involve a public offering within the meaning of the Securities Act of 1933, as amended. Further, the Company’s certificate of incorporation provides that the terms “Affiliate” and “Associate” have the meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Advance Notice Requirements for Director Nominations. The Company’s By-laws provide that stockholders seeking to nominate candidates for election as directors for an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Notice should be given not later than (i) with respect to an election to be held at an annual meeting of stockholders, 120 days in advance of the date of the previous year’s proxy statement and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, a reasonable time in advance of the meeting, or at least 15 days before the date that the proxy statement in connection with such meeting is to be mailed to the stockholders. The Company’s By-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Action by Written Consent. The Company’s By-laws provide that any corporate action upon which a vote is required or permitted may be taken without a meeting of stockholders, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.
Authorized but Undesignated Stock. The authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company or otherwise render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.